February 14, 2008
Mr. Mark Kronforst
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, DC 20549
Re:	F5 Networks, Inc. Form 10-K for fiscal year ended September 30, 2007 (the “2007 Form 10-K”) Filed November 19, 2007 File No. 000-26041
Dear Mr. Kronforst:
     This letter is submitted on behalf of F5 Networks, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance set forth in your letter dated January 31, 2008 with respect to the above referenced filing. For ease of reference, the staff comments are set forth below in bold italics and the Company’s response thereto immediately thereafter. Page references are from the 2007 Form 10-K.
Form 10-K for the Fiscal Year Ended September 30, 2007
Item 1. Business
Sales and Marketing, page 11
1.	We note your disclosure that Ingram Micro and Avnet Technologies each accounted for more that 10% of your total revenues in 2007. A description of your contractual arrangements with these customers appears warranted. Also, you do not appear to have filed agreements with either distributor. Please advise whether you are substantially dependent upon agreements with these customers for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K.
Response:
     The Company respectfully submits that the 2007 Form 10-K includes an appropriate description of its contractual arrangements with Ingram Micro and Avnet Technologies. The Company provides the following description of the principal terms of the distribution agreements with Ingram Micro and Avnet Technologies at page 11: “Our agreements with these distributors are standard, non-exclusive distribution agreements that renew automatically on an annual basis and can be terminated by either party with 30 days’ prior written notice.” Such distribution agreements are (i) common in the industry, (ii) made in the ordinary course of business and (iii) do not vary from distributor to distributor in any material respect. In addition, the Company does not believe that any qualitative features of the distribution agreements make them material to the Company.
     The Company is not substantially dependent upon the agreements with Ingram Micro and Avnet Technologies for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. The Company discloses on page 11 that it maintains multiple distribution channels in the United States and that its sales teams work closely with its channel partners. These agreements are made in the ordinary course of the Company’s business, are not requirements contracts and do not include a continuing commitment or obligation to sell the Company’s products or services. In addition, these agreements do not provide for any minimum fees, and the revenues derived from these companies differ from period to period.
     The Company acknowledges that it is important for the Company to maintain its relationships with its various channel partners, including Ingram Micro and Avnet Technologies. However, the Company believes the loss of one or both of Ingram Micro and Avnet Technologies as a channel partner would not be material to the Company’s business, operating results, or financial condition, as the Company believes its sales team would be able to redirect to other channel partners the sales and sales opportunities previously directed to Ingram Micro and Avnet Technologies. In such situations, the Company could also solicit and process orders directly from end-user customers, without the use of the services provided by these channel partners. Accordingly, the Company respectfully submits that filing these agreements would neither be material to an investor’s understanding of the Company’s business or of the risks inherent in an investment in the Company, nor required by Item 601(b)(10)(ii)(B) of Regulation S-K.
Manufacturing, page 13
2.	You do not appear to have filed your agreement with Flextronics. Please advise whether you are substantially dependent upon this agreement for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K.
Response:
     The Company is not substantially dependent on its agreement with Flextronics for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. Such agreements are common in the Company’s industry and made in the ordinary course of business. While Flextronics is currently the Company’s primary contract manufacturer, the Company uses other manufacturers and there are other qualified contract manufacturers capable of assembling the Company’s products at substantially similar cost and on a substantially similar delivery schedule. The Company believes that such manufacturing agreements are not materially different throughout its industry. In addition, as the Company has disclosed on page 13, Flextronics procures and maintains “component inventory on our behalf based upon a rolling production forecast.” If circumstances were to arise which required the Company to retain another contract manufacturer or manufacturers, the Company believes that it would have adequate time to do so during the standard transitional period provided by these contracts and that to change to any such new engagement would not be material to the Company’s business, operating results, or financial condition. Furthermore, this agreement was made in the ordinary course of the Company’s business, is not a requirements contract, and does not include a continuing commitment or obligation by Flextronics. While the Company is obligated to purchase certain component inventory unless production is cancelled within applicable lead times (see page 38), the agreement does not require the Company to pay any minimum fees. Accordingly, the Company respectfully submits that filing the Flextronics agreement would neither be material to an investor’s understanding of the Company’s business or of the risks inherent in an investment in the Company, nor required by Item 601(b)(10)(ii)(B) of Regulation S-K.
Item 7. Management’s Discussion and Analysis of Finance Condition and Results of Operations
Results of Operations, page 33
3.	We note instances where two or more sources of a material change have been identified, but the quantification of the contribution for each source that contributed to the change is not disclosed. For instance, for fiscal year 2007, you disclose an increased demand for your Application Traffic Management products but there does not appear to be a discussion that quantifies how this increased demand impacted revenues. Tell us what consideration you gave to quantifying the extent of contribution of each source of a material change pursuant to the requirements of Item 303(a)(3)(iii) of Regulation S-K, Instruction 4 to Item 303(a) of Regulation S-K and the related interpretive guidance in Section III.D of SEC Release 33-6835 Interpretation: Management’s Discussion and Analysis of Financial Condition and Results of Operations when preparing your MD&A discussion.
Response:
     The Company acknowledges the requirements of Item 303(a)(3)(iii) of Regulation S-K, Instruction 4 to Item 303(a) of Regulation S-K, and the related interpretive guidance in Section III.D of SEC Release 33-6835, Interpretation: Management’s Discussion and Analysis of Financial Condition and Results of Operations (collectively “MD&A Guidance”), regarding disclosures related to material year-to-year changes in financial statement line items. The Company believes the disclosures it made regarding the cause or causes of such changes and other information readily computable from its financial statements provide investors an understanding of its business as a whole.
     Regarding the disclosure of increased demand for the Company’s Application Traffic Management products, the Company first notes that in future filings it will discontinue references to its “Application Traffic Management (ATM) products” and refer only its “application delivery networking products,” consistent with the descriptions of its products at pages 2-3 and 8-10. In preparing management’s discussion and analysis regarding this disclosure and the increase in net product revenues, the Company determined this growth was attributable to increased sales volumes, not to price increases or the introduction of new products, and was not impacted by any offsetting developments. As a result, the Company disclosed that this increase in “fiscal 2007 was primarily due to absolute growth in the volume of products sales of our BIG-IP product lines as well as incremental revenues derived from sales of our TrafficShield and WAN Optimization product lines” (see pages 33 and 34). The Company further disclosed that sales of its BIG-IP product lines represented 91.0%, 89.4% and 89.1% of total product revenues in fiscal years 2007, 2006, and 2005, respectively (see page 34). The Company respectfully submits that its disclosure quantifies the impact on revenues of the increased demand for its application delivery networking products.
     Furthermore, from these disclosures, investors can evaluate and further quantify how the sales growth of these products lines contributed to the overall growth in the Company’s net product revenues and total net revenues. For example, an investor can readily compute from the Company’s financial statements that BIG-IP product revenues were approximately $357,558,000 and $272,561,000 in 2007 and 2006, respectively. Increases in remaining product revenue and net service revenues and how these increases contributed to the increase in the Company’s total net revenues are equally readily computable from the Company’s financial statements and contribute to an understanding of its business as a whole.
     Regarding year-over-year changes in the Company’s costs and expenses, the Company notes that its cost of net product revenues and cost of net service revenues as a percentage of related net revenue remained relatively stable in fiscal years 2007, 2006 and 2005 (see page 34). The Company disclosed that year-to-year absolute dollar increases in sales and marketing, research and development, and general and administrative expenses were due primarily to increased salary and benefit expenses and stock-based compensation charges (see pages 35 and 36). In each case, the Company disclosed the related headcount increases, and the year-to-year absolute dollar increases in salary and benefit expenses and stock-based compensation charges (see pages 38 and 39). The Company also disclosed that theses increases in general and administrative expenses in fiscal year 2007 were offset by a decrease of $3.6 million in expenses incurred in connection with the Special Committee investigation (see page 38). The Company respectfully submits that these disclosures and other information readily computable from the Company’s financial statements further provide investors an understanding of the Company’s business as a whole.
     Finally, the Company will continue to evaluate material year-to-year changes, if any, in the Company’s financial statement line items, and, to the extent necessary in future filings, disclose the cause or causes of such material changes in order to provide investors an understanding of the Company’s business as a whole consistent with the MD&A Guidance.

Item 8. Financial Statements
Notes to Consolidated Financial Statements
Note 3. Business Combinations, page 56
4.	We note your reference to the independent valuation prepared by valuation specialists that was used to value assets acquired in business combinations. Please note that when you refer to an independent valuation specialist you need to disclose the name of the expert and, if your annual report is incorporated by reference into a 1933 Act registration statement, include the expert’s consent. Refer to Rule 436(b) of Regulation C and file the consent, if necessary.
Response:
     While the Company respectfully submits that its disclosure (i) indicates that management alone compiled the information presented to the auditors (which included an independent valuation), and (ii) does not set forth the third party valuation information, the Company acknowledges the staff’s comment and in future filings will not include this reference to the independent valuation. The Company has reviewed the recent analysis and recommendations regarding the requirement to name and obtain consents from experts, including the speech by entitled “SEC Staff: Remarks before the 2007 AICPA National Conference on Current SEC and PCAOB Developments” presented by Stephanie L. Hunsaker, Associate Chief Accountant, Division of Corporation Finance, on December 11, 2007. In light of the staff’s comment and such recent staff interpretations, in future filings the Company will not include the reference to the independent valuation.
Exhibits
Exhibits 31.2
5.	Rule 13a-14(a) under the Exchange Act requires that this certification be signed by your principal financial officer, not your principal accounting officer. In this exhibit, Mr. Rodriguez is identified by title only as your Chief Accounting Officer. In future filings, please note the signature block as necessary that the individual signing this certification is your principal financial officer.
Response:
     The Company notes the Staff’s comment and in future filings will identify Mr. Rodriguez, where appropriate, as “Chief Accounting Officer (principal financial officer).”
     As you have directed, in connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company appreciates your consideration of its response. Please contact me if you have any questions or require any additional information. My direct line is 206-272-6472 and my email is j.christianson@f5.com.
Sincerely,
/s/Jeffrey A. Christianson
Jeffrey A. Christianson
Sr. Vice President and General Counsel
cc:	Christine Davis, Senior Staff Accountant, U.S. Securities & Exchange Commission
Matthew Crispino, Staff Attorney, U.S. Securities & Exchange Commission
David Orlic, Special Counsel, U.S. Securities & Exchange Commission
John McAdam, F5 Networks, Inc.
John E. Rodriguez, F5 Networks, Inc.
Greg Davis, F5 Networks, Inc.
William Bromfield, Esq., DLA Piper US LLP